As filed with the Securities and Exchange Commission on August 4, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

Pan Sino International Holding Limited
(Exact name of issuer of deposited securities as specified in its charter)
NA
(Translation of issuer's name into English)

CAYMAN ISLANDS
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street New York, N.Y. 10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466
[X] immediately upon filing
[ ] on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing ordinary shares, nominal value HKD0.01, of Pan Sino International Holding Limited	25,000,000 American Depositary Shares	$.05	$1,250,000	$147.13

1

Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

_______________________

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 14 and 15
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, and 16
(v) The sale or exercise of rights	Articles number 13 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 7 and 22
(x) Limitation upon the liability of the depositary	Articles number 13, 18, 19 and 21

3. Fees and Charges	Articles number 7

Item - 2.

Available Information

Statement that Pan Sino furnishes the Commission with certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934 and that such reports and documents can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  Exhibits

(1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of [Date], among Pan Sino International Holding Limited (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and Beneficial Owner from time to time of American Depositary Receipts ("ADRs") issued thereunder.

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

(5) Certification under Rule 466.

Item 4.  Undertakings

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

(b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 4,  2005.

Legal entity created by the agreement for the issuance of American Depositary Receipts for  ordinary shares, nominal value HKD0.01 each, of Pan Sino International Holding Limited.

By:

The Bank of New York,
 As Depositary

By:  /s/ Hernan F. Rodriguez

Name: Hernan F. Rodriguez

Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, Pan Sino International Holding Limited has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Hong Kong on August 4, 2005.

PAN SINO INTERNATIONAL HOLDING LIMITED

By:  /s/ Rudi Zulfian

        Name: Rudi Zulfian

        Title: Director

Each of the undersigned hereby constitutes and appoints Rudi Zulfian his true and lawful attorney-in-fact, with power of substitution, in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated and on August 4, 2005.

/s/ Johanas Herkiamto Name: Johanas Herkiamto Director	/s/ Donald J. Puglisi Name: Donald J. Puglisi Authorized U.S. Representative
/s/ Harmiono Judianto Name: Harmiono Judianto Director	/s/ Tiswan Name: Tiswan Principal Accounting Officer
/s/ Gandhi Prawira Name: Gandhi Prawira Director	/s/ Elfisno Name: Elfisno Principal Financial Officer
/s/ Jacqueline Goh Hwee Chow Name: Jacqueline Goh Hwee Chow Director	/s/ Rudi Zulfian Name: Rudi Zulfian Principal Executive Officer Director
/s/ Novayarti Name: Novayarti Director

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1	Form of Deposit Agreement , dated as of [Date], among the Issuer, the Depositary, and each Owner and Beneficial Owner from time to time of ADRs issued thereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

5	Certification under Rule 466.